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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 Amendment No. 1

                                IXYS Corporation
                      (Formerly Paradigm Technology, Inc.)
                      ------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)
                                   46600W 10 6
                                   -----------
                                 (CUSIP Number)

                                  NATHAN ZOMMER
                                IXYS CORPORATION
                               3540 BASSETT STREET
                              SANTA CLARA, CA 95054
                                 (408) 982-0700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 23, 1998
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))


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CUSIP No. 46600W 10 6                                                Page 2 of 7

1     NAME OF REPORTING PERSON
      Nathan Zommer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]   (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

NUMBER OF       7    SOLE VOTING POWER
SHARES               12,700 shares(1)
BENEFICIALLY    8    SHARED VOTING POWER
OWNED BY             7,255,611 shares(2)
EACH            9    SOLE DISPOSITIVE POWER
PERSON               7,268,311 shares(1)(2)
                10   SHARED DISPOSITIVE POWER
                     0

(1) Consists of 12,700 shares of IXYS Common Stock held in trusts for the undersigned's children.

(2) Includes 6,686,310 shares of IXYS Common Stock owned by the undersigned and 569,301 shares of IXYS Common Stock that the undersigned has the right to acquire within 60 days of April 22, 2002.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,268,311 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Approximately 26.5% (based on 26,887,073 shares of IXYS Common Stock outstanding as of April 22, 2002 as represented by the Issuer in the Agreement and Plan of Merger and Reorganization dated as of April 22, 2002 and incorporated by reference as Exhibit 2.1 to this Schedule 13D and 569,301 shares of IXYS Common Stock that the undersigned has the right to acquire pursuant to options exercisable within 60 days of April 22, 2002).

14    TYPE OF REPORTING PERSON
      IN


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CUSIP No. 46600W 10 6                                                Page 3 of 7

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed by Nathan Zommer on October 5, 1998. Except as expressly amended below, the Schedule 13D remains in full force and effect.

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 relates to the common stock, $0.01 par value per share ("IXYS Common Stock"), of IXYS Corporation, a Delaware corporation ("IXYS"). The principal executive offices of IXYS are located at 3450 Bassett Street, Santa Clara, CA 95054.

ITEM 4. PURPOSE OF TRANSACTION

      (a) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of April 22, 2002 (the "Merger Agreement") among IXYS, Clare, Inc. and Teacup Acquisition Corp., a wholly-owned subsidiary of IXYS (the "Merger Sub"), and subject to conditions as set forth therein, Merger Sub will be merged with and into Clare, the separate corporate existence of Merger Sub will cease, Clare will continue as the surviving corporation and as a wholly-owned subsidiary of IXYS and the stockholders of Clare will receive shares of IXYS Common Stock (the "Merger") in exchange for their shares of Clare Common Stock. The Merger is subject to the approval of the Merger Agreement and the Merger by the stockholders of Clare, the approval by IXYS' stockholders of the issuance of IXYS Common Stock in the Merger and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement incorporated by reference as Exhibit 2.1 to this Schedule 13D and incorporated herein in its entirety by reference.

      As an inducement to Clare's willingness to enter into the Merger Agreement, the undersigned entered into a Voting Agreement and Proxy dated as of April 22, 2002 with Clare. The Voting Agreement contractually binds the undersigned to vote each of the shares of IXYS capital stock beneficially owned by him (the "Shares"): (a) in favor of the issuance of shares of IXYS Common Stock in the Merger and any action in furtherance of the foregoing; (b) against any action or agreement that would result in a breach of any of IXYS' representations, warranties, covenants or obligations under the Merger Agreement; and (c) against any action that is intended to, or that could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated in the Merger Agreement. In addition, the undersigned has granted an irrevocable proxy whereby the undersigned has irrevocably appointed Clare and Larry Mihalchik, the President and Chief Executive Officer of Clare, as the undersigned's lawful attorneys and proxies with respect to the matters described above. The undersigned may vote his shares of IXYS Common Stock on all other matters submitted to the stockholders of IXYS for their approval.

      In addition, the Voting Agreement prohibits the undersigned from transferring any shares or any voting rights with respect to any shares of IXYS common stock, or any option to purchase shares of IXYS common stock, owned by him before the termination of the Voting Agreement, except to certain persons under certain conditions, and in particular, prohibits any such transfer unless each person to whom any shares or options are transferred agrees to be bound by all of the terms and provisions of the Voting Agreement. The Voting Agreement will terminate upon the earlier to occur of the completion of the Merger or the date the Merger Agreement is validly terminated.

      (d) Pursuant to the terms of the Merger Agreement, upon consummation of the Merger, the number of directors on the board of directors of IXYS will be increased by one, to seven, and Larry Mihalchik will become a director of IXYS.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) The undersigned is the beneficial owner of 7,268,311 shares of Common Stock, or approximately 26.5% the IXYS Common Stock outstanding. Of the shares beneficially owned, 6,699,010 are currently held by the undersigned or by trusts for the undersigned's daughters and 569,301 are issuable to the undersigned upon exercise of outstanding options exercisable within 60 days.

      (b) The undersigned has sole power to direct the vote of the shares held by the undersigned on all issues other than those described in Item 4(a) above. With respect to the issues described in Item 4(a) above, the undersigned shares voting power with those entities and individuals listed on Schedule I to this Amendment No. 1. Except as limited by the Voting Agreement, the undersigned has sole power to direct the disposition of the shares held by the undersigned.

      During the past five years, to the undersigned's knowledge, no person named in Schedule I to this Amendment No. 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, to the undersigned's knowledge, no person named in Schedule I to this Amendment No. 1 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree


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CUSIP No. 46600W 10 6                                                Page 4 of 7

      or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws. To the undersigned's knowledge, Clare, Inc. is a corporation organized under the laws of the Commonwealth of Massachusetts, and Mr. Mihalchik is a citizen of the United States.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

      Except as described above and as set forth in the Schedule 13D, to the best knowledge of the undersigned, there are no contracts, understandings, arrangements, or relationships (legal or otherwise) giving the persons named in Item 2 and between such persons and any other person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7. EXHIBITS

     2.1 Agreement and Plan of Merger and Reorganization, dated as of April 22, 2002, by and among IXYS Corporation, Teacup Acquisition Corp. and Clare, Inc. (Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by IXYS on April 25, 2002.)

     2.2 Voting Agreement and Irrevocable Proxy, dated as of April 22, 2002, by and between Clare, Inc. and Nathan Zommer.


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CUSIP No. 46600W 10 6                                                Page 5 of 7

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2002

                                        By:   /s/ Nathan Zommer
                                              ----------------------------------
                                              Nathan Zommer


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CUSIP No. 46600W 10 6                                                Page 6 of 7

                                   SCHEDULE I

Clare, Inc. is a corporation organized under the laws of the Commonwealth of Massachusetts. The principal executive offices and principal business of Clare are located at 78 Cherry Hill Drive, Beverly, Massachusetts, 01915. Clare is a provider of high-voltage analog and mixed-signal semiconductor integrated packages and discrete components to the world's leading manufacturers of electronic communications, computer, and industrial equipment.

Larry Mihalchik is the President and Chief Executive Officer of Clare, Inc. The principal executive offices and principal business of Clare are located at 78 Cherry Hill Drive, Beverly, Massachusetts, 01915.


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CUSIP No. 46600W 10 6                                                Page 7 of 7

                                 EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
    2.1        Agreement and Plan of Merger and Reorganization, dated as of
               April 22, 2002, by and among IXYS Corporation, Teacup Acquisition
               Corp. and Clare, Inc. (Incorporated by reference to Exhibit 2.1 of the Form 8-K filed by IXYS on April 25, 2002.)

    2.2        Voting Agreement and Irrevocable Proxy, dated as of
               April 22, 2002, by and between Clare, Inc. and Nathan Zommer.